                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                                  Alloy, Inc.
         ------------------------------------------------------------
                               (Name of Issuer)

                                  Common Stock
         ------------------------------------------------------------
                         (Title of Class of Securities)

                                   019855105
         ------------------------------------------------------------
                                (CUSIP Number)


         Marc D. Fine, Esq.  -  221 N.W. Fifth Street., Second Floor,
                     Evansville, IN 47708  -  812-422-9444
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    9/28/01
                      -----------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages
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                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 019855105                                      PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS  Daniel E. Duckworth and Dianna J. Duckworth,
                                  husband and wife

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      SC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,081,037

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,018,037

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,081,037

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.65%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 5 pages

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Item 1.   Security and Issuer
          -------------------

Common Stock
Alloy, Inc.
151 West 26th Street, 11th Floor
New York, NY 10001


Item 2.  Identity and Background
         -----------------------

(a)  Daniel E. Duckworth and Dianna J. Duckworth
(b)  One Competition Way, Mt. Vernon, Indiana 47620
(c) Daniel E. Duckworth and Dianna J. Duckworth - both employed by Dan's Competition, Inc., a Delaware corporation, located at One Competition Way, Mt. Vernon, Indiana 47620
(d)  No
(e)  No
(f)  USA

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

The shares were received directly from the Issuer as consideration for acquiring all the outstanding stock of the company formerly owned by the Reporting Person.

Item 4.  Purpose of Transaction
         ----------------------

The former company owned by the Reporting Person was merged into a subsidiary of the Issuer. The shares reported here were issued to the Reporting Person as consideration for the merger. The Reporting Person plans to hold (and sell) the securities for investment purposes and has no present plans to attempt to effect any change in the management or policies of the Issuer.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

(a)  2,081,037  -  7.65% of the Common Stock of the Issuer

(b)  Sole Voting Power - 100%
     Shared Voting Power - 0%
     Sole Dispositive Power - 100%
     Shared Dispositive Power - 0%

(c)  None

(d)  N/A

                               Page 3 of 5 pages
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(e)  Not Applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with
         -------------------------------------------------------------
         Respect to Securities of the Issuer
         -----------------------------------

Agreement and Plan of Reorganization by and among Alloy, Inc., Alloy Acquisition Sub, Inc., Dan's Competition, Inc., Daniel E. Duckworth and Dianna J. Duckworth, dated as of September 28, 2001 (filed as Exhibit 2.1 to Alloy's current Report on Form 8-K, filed with the Commission on October 15, 2001 and incorporated by reference).

Item 7.  Material to be Filed as Exhibits
         --------------------------------

Agreement and Plan of Reorganization by and among Alloy, Inc., Alloy Acquisition Sub, Inc., Dan's Competition, Inc., Daniel E. Duckworth and Dianna J. Duckworth, dated as of September 28, 2001 (filed as Exhibit 2.1 to Alloy's current Report on Form 8-K, filed with the Commission on October 15, 2001 and incorporated by reference).
                               Page 4 of 5 pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/  Daniel E. Duckworth                          /s/  Dianna J. Duckworth
------------------------                          ------------------------
Daniel E. Duckworth                               Dianna J. Duckworth

October 29, 2001                                  October 29, 2001
------------------------                          ------------------------
Date                                              Date


                               Page 5 of 5 pages